Exhibit 99.1

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

We would like to inform our Shareholders that the Board of the company GERDAU S.A., in meeting held on July 30th, 2014, deliberated about the proposal presented by management with regard to the payment of dividend, for the second quarter of the current fiscal year. The value of R$ 0.06 will start to be paid on August 21st, 2014 to shareholders of record on August 11th, 2014. The payment constitute an anticipation of the annual minimum dividend, as stated in the by-laws.

Please note that shares acquired on August 12th, 2014, and thereafter, will be traded EX-DIVIDENDS.

Additional information can be obtained at our Investor Relations Department, located at

Av. Farrapos, 1811 - Porto Alegre - RS - 90220-005 - Brazil

Phone: +55 (51) 3323.2211 - Fax: +55 (51) 3323.2281

E-mail: inform@gerdau.com.br

Porto Alegre, July 30th, 2014.

Andre Pires de Oliveira Dias

Executive Vice-President

Investor Relations Director